FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 5, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Third Quarter 2010 Results

RBS Group – Q3 2010 Results

Contents (continued)

RBS Group – Q3 2010 Results

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group’s restructuring plans, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk weighted assets, return on equity (ROE), cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group’s future financial performance; the level and extent of future impairments and write-downs; the protection provided by the Asset Protection Scheme (APS); and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.  For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations.  By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the full nationalisation of the Group or other resolution procedures under the Banking Act 2009; the global economy and instability in the global financial markets, and their impact on the financial industry in general and on the Group in particular; the financial stability of other financial institutions, and the Group’s counterparties and borrowers; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain Non-Core assets and assets and businesses required as part of the EC State Aid restructuring plan; organisational restructuring; the ability to access sufficient funding to meet liquidity needs; cancellation, change or withdrawal of, or failure to renew, governmental support schemes; the extent of future write-downs and impairment charges caused by depressed asset valuations; the inability to hedge certain risks economically; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the United States; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices and equity prices; changes in the credit ratings of the Group; ineffective management of capital or changes to capital adequacy or liquidity requirements; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; HM Treasury exercising influence over the operations of the Group; the ability of the Group to attract or retain senior management or other key employees; regulatory change in the United Kingdom, the United States and other countries in which the Group operates or a change in United Kingdom Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; impairments of goodwill; pension fund shortfalls; litigation and regulatory investigations; general operational risks; insurance claims; reputational risk; general geopolitical and economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States; the ability to achieve revenue benefits and cost savings from the integration of certain of RBS Holdings N.V.’s (formerly ABN AMRO Holding N.V.) businesses and assets; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the participation of the Group in the APS and the effect of the APS on the Group’s financial and capital position; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group’s activities as a result of HM Treasury’s investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

RBS Group – Q3 2010 Results

Presentation of information

Pro forma results
Pro forma results have been prepared to include only those business units of ABN AMRO that have been retained by RBS and to reclassify certain non-operating items. The business and strategic update, divisional performance and discussion of risk and capital management in this announcement focus on the pro forma results. The basis of preparation of the pro forma results is detailed on page 63.

Statutory results
RFS Holdings is the entity that acquired ABN AMRO and is jointly owned by the Consortium Members. It is controlled by RBS and is therefore fully consolidated in its financial statements. The interests of Fortis, and its successor the State of the Netherlands, and Santander in RFS Holdings are included in minority interests. Following legal separation on 1 April 2010, the interests of other Consortium Members in RFS Holdings relate only to shared assets. In future years, there will be no significant differences between pro forma and statutory results in respect of ABN AMRO.

RBS Group – Q3 2010 Results

Results summary – pro forma

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Core
Total income (1)	7,029	7,290	7,523	22,508	24,706
Operating expenses (2)	(3,517)	(3,511)	(3,669)	(10,802)	(11,166)
Insurance net claims	(998)	(1,108)	(1,019)	(3,109)	(2,596)
Operating profit before impairment losses and fair value of own debt (3)	2,514	2,671	2,835	8,597	10,944
Impairment losses	(782)	(1,097)	(1,213)	(2,850)	(3,390)
Operating profit before fair value of own debt	1,732	1,574	1,622	5,747	7,554
Fair value of own debt	(858)	619	(483)	(408)	(412)
Operating profit (3)	874	2,193	1,139	5,339	7,142

Non-Core
Total income (1)	888	873	54	2,695	(2,409)
Operating expenses (2)	(579)	(592)	(526)	(1,827)	(1,762)
Insurance net claims	(144)	(215)	(126)	(492)	(440)
Operating profit/(loss) before impairment losses (3)	165	66	(598)	376	(4,611)
Impairment losses	(1,171)	(1,390)	(2,066)	(4,265)	(7,410)
Operating loss (3)	(1,006)	(1,324)	(2,664)	(3,889)	(12,021)

Total
Total income (1)	7,917	8,163	7,577	25,203	22,297
Operating expenses (2)	(4,096)	(4,103)	(4,195)	(12,629)	(12,928)
Insurance net claims	(1,142)	(1,323)	(1,145)	(3,601)	(3,036)
Operating profit before impairment losses and fair value of own debt (3)	2,679	2,737	2,237	8,973	6,333
Impairment losses	(1,953)	(2,487)	(3,279)	(7,115)	(10,800)
Operating profit/(loss) before fair value of own debt	726	250	(1,042)	1,858	(4,467)
Fair value of own debt	(858)	619	(483)	(408)	(412)
Operating (loss)/profit (3)	(132)	869	(1,525)	1,450	(4,879)
Integration and restructuring costs	(311)	(254)	(324)	(733)	(1,058)
Gain on redemption of own debt	-	553	-	553	3,790
Asset Protection Scheme credit default swap – fair value changes	(825)	500	-	(825)	-
Other	(111)	(511)	(228)	(688)	85
(Loss)/profit before tax (4)	(1,379)	1,157	(2,077)	(243)	(2,062)

For definitions of the notes refer to page 6.

RBS Group – Q3 2010 Results

Results summary – pro forma

Key metrics	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Performance ratios
Core
- Net interest margin	2.30%	2.24%	2.10%	2.22%	2.14%
- Cost:income ratio (5)	50%	48%	49%	48%	45%
- Adjusted cost:income ratio (6)	58%	57%	56%	56%	51%
Non-Core
- Net interest margin	1.05%	1.22%	0.55%	1.18%	0.54%
- Cost:income ratio (5)	65%	68%	974%	68%	(73%)
- Adjusted cost:income ratio (6)	78%	90%	(731%)	83%	(62%)
Group
- Net interest margin	2.05%	2.03%	1.75%	2.00%	1.74%
- Cost:income ratio (5)	52%	50%	55%	50%	58%
- Adjusted cost:income ratio (6)	60%	60%	65%	58%	67%
Continuing operations:
Basic (loss)/earnings per ordinary and B share (7)	(1.1p)	0.8p	(3.2p)	(0.5p)	(5.2p)

	30 September 2010	30 June 2010	Change	31 December 2009	Change
Capital and balance sheet
Total assets	£1,629bn	£1,581bn	3%	£1,522bn	7%
Funded balance sheet (8)	£1,080bn	£1,058bn	2%	£1,084bn	-
Loan:deposit ratio (Core – net of provisions)	101%	102%	(100bp)	104%	(300bp)
Loan:deposit ratio (Group – net of provisions)	126%	128%	(200bp)	135%	(900bp)
Risk-weighted assets – gross	£592bn	£597bn	(1%)	£566bn	5%
Benefit of Asset Protection Scheme	(£117bn)	(£123bn)	(5%)	(£128bn)	(9%)
Risk-weighted assets	£475bn	£474bn	-	£438bn	8%
Total equity	£77bn	£79bn	(3%)	£80bn	(4%)
Core Tier 1 ratio*	10.2%	10.5%	(30bp)	11.0%	(80bp)
Tier 1 ratio	12.5%	12.8%	(30bp)	14.4%	(190bp)
Risk elements in lending (REIL)	£38bn	£36bn	6%	£35bn	9%
REIL as a % of gross loans and advances	7.0%	6.5%	50bp	6.1%	90bp
Provision balance as % of REIL and potential problem loans (PPL)	46%	43%	300bp	42%	400bp
Tier 1 leverage ratio (9)	18.0x	17.2x	5%	17.0x	6%
Tangible equity leverage ratio (10)	5.3%	5.5%	(20bp)	5.2%	10bp
Net tangible equity per ordinary and B share	51.8p	52.8p	(2%)	51.3p	1%
* Benefit of APS in Core Tier 1 ratio is 1.2% at 30 September 2010, 1.3% at 30 June 2010 and 1.6% at 31 December 2009.

Notes:
(1)	Excluding fair value of own debt, gain on redemption of own debt, strategic disposals and Asset Protection Scheme credit default swap – fair value changes.
(2)	Excluding amortisation of purchased intangible assets, integration and restructuring costs, bonus tax and write-down of goodwill and other intangible assets.
(3)
Operating profit/(loss) before tax, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap – fair value changes and write-down of goodwill and other intangible assets.

(4)	Excluding write-down of goodwill and other intangible assets.
(5)	Cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above.
(6)	Adjusted cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income.
(7)	Adjusted (loss)/profit from continuing operations attributable to ordinary and B shareholders divided by weighted average number of ordinary and B shares in issue. Refer to page 69.
(8)	Funded balance sheet represents total assets less derivatives.
(9)	Tier 1 leverage ratio is total tangible assets (after netting derivatives) divided by Tier 1 capital.
(10)	Tangible equity leverage ratio is total tangible equity divided by total tangible assets (after netting derivatives).

RBS Group – Q3 2010 Results

Results summary – statutory

Highlights

•	Income of £6,086 million for Q3 2010.

•	Operating loss before tax of £1,560 million for Q3 2010.

•	Core Tier 1 ratio 10.2%.

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009*	30 September 2010	30 September 2009*
	£m	£m	£m	£m	£m

Continuing operations:
Total income	6,086	9,437	6,806	24,046	25,827
Operating expenses	(4,551)	(4,453)	(4,590)	(13,721)	(14,550)
Operating profit before impairment losses	393	3,661	1,071	6,724	8,241
Impairment losses	(1,953)	(2,487)	(3,279)	(7,115)	(10,800)
Operating (loss)/profit before tax	(1,560)	1,174	(2,208)	(391)	(2,559)
(Loss)/profit attributable to ordinary and B shareholders	(1,146)	257	(1,800)	(1,137)	(2,842)

* Restated for the reclassification of the results attributable to other Consortium Members as discontinued operations.

For an explanation of the statutory presentation refer to page 4.

A reconciliation between statutory and pro forma results is shown in Appendix 1 to this announcement.

RBS Group – Q3 2010 Results

Summary consolidated income statement
for the quarter ended 30 September 2010 – pro forma

In the income statement set out below, fair value of own debt, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap – fair value changes and write-down of goodwill and other intangible assets are shown separately. In the statutory condensed consolidated income statement on page 133, these items are included in income and operating expenses as appropriate.

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Core

Net interest income	3,050	3,212	3,035	9,297	9,384

Non-interest income (excluding insurance net premium income)	2,870	2,973	3,360	9,876	11,977
Insurance net premium income	1,109	1,105	1,128	3,335	3,345

Non-interest income	3,979	4,078	4,488	13,211	15,322

Total income (1)	7,029	7,290	7,523	22,508	24,706
Operating expenses (2)	(3,517)	(3,511)	(3,669)	(10,802)	(11,166)

Profit before other operating charges	3,512	3,779	3,854	11,706	13,540
Insurance net claims	(998)	(1,108)	(1,019)	(3,109)	(2,596)

Operating profit before impairment losses (3)	2,514	2,671	2,835	8,597	10,944
Impairment losses	(782)	(1,097)	(1,213)	(2,850)	(3,390)

Operating profit before fair value of own debt (3)	1,732	1,574	1,622	5,747	7,554
Fair value of own debt	(858)	619	(483)	(408)	(412)

Operating profit (3)	874	2,193	1,139	5,339	7,142

Non-Core

Net interest income	354	472	226	1,325	737

Non-interest income (excluding insurance net premium income)	354	228	(345)	849	(3,759)
Insurance net premium income	180	173	173	521	613

Non-interest income	534	401	(172)	1,370	(3,146)

Total income (1)	888	873	54	2,695	(2,409)
Operating expenses (2)	(579)	(592)	(526)	(1,827)	(1,762)

Profit/(loss) before other operating charges	309	281	(472)	868	(4,171)
Insurance net claims	(144)	(215)	(126)	(492)	(440)

Operating profit/(loss) before impairment losses (3)	165	66	(598)	376	(4,611)
Impairment losses	(1,171)	(1,390)	(2,066)	(4,265)	(7,410)

Operating loss (3)	(1,006)	(1,324)	(2,664)	(3,889)	(12,021)

For definitions of the notes refer to page 6.

RBS Group – Q3 2010 Results

Summary consolidated income statement
for the quarter ended 30 September 2010 – pro forma (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Net interest income	3,404	3,684	3,261	10,622	10,121

Non-interest income (excluding insurance net premium income)	3,224	3,201	3,015	10,725	8,218
Insurance net premium income	1,289	1,278	1,301	3,856	3,958

Non-interest income	4,513	4,479	4,316	14,581	12,176

Total income (1)	7,917	8,163	7,577	25,203	22,297
Operating expenses (2)	(4,096)	(4,103)	(4,195)	(12,629)	(12,928)

Profit before other operating charges	3,821	4,060	3,382	12,574	9,369
Insurance net claims	(1,142)	(1,323)	(1,145)	(3,601)	(3,036)

Operating profit before impairment losses (3)	2,679	2,737	2,237	8,973	6,333
Impairment losses	(1,953)	(2,487)	(3,279)	(7,115)	(10,800)

Operating profit/(loss) before fair value of own debt (3)	726	250	(1,042)	1,858	(4,467)
Fair value of own debt	(858)	619	(483)	(408)	(412)

Operating (loss)/profit (3)	(132)	869	(1,525)	1,450	(4,879)
Amortisation of purchased intangible assets	(123)	(85)	(73)	(273)	(213)
Integration and restructuring costs	(311)	(254)	(324)	(733)	(1,058)
Gain on redemption of own debt	-	553	-	553	3,790
Strategic disposals	27	(411)	(155)	(331)	298
Bonus tax	(15)	(15)	-	(84)	-
Asset Protection Scheme credit default swap – fair value changes	(825)	500	-	(825)	-

(Loss)/profit before tax (4)	(1,379)	1,157	(2,077)	(243)	(2,062)
Tax credit/(charge)	261	(825)	576	(670)	988

(Loss)/profit from continuing operations	(1,118)	332	(1,501)	(913)	(1,074)
Profit/(loss) from discontinued operations, net of tax	2	(26)	(7)	(28)	(65)

(Loss)/profit for the period	(1,116)	306	(1,508)	(941)	(1,139)
Minority interests	(30)	(30)	(47)	(72)	(601)
Preference share and other dividends	-	(19)	(245)	(124)	(791)

(Loss)/profit attributable to ordinary and B shareholders before write-down of goodwill and other intangible assets	(1,146)	257	(1,800)	(1,137)	(2,531)
Write-down of goodwill and other intangible assets, net of tax	-	-	-	-	(311)

(Loss)/profit attributable to ordinary and B shareholders	(1,146)	257	(1,800)	(1,137)	(2,842)

For definitions of the notes refer to page 6.

RBS Group – Q3 2010 Results

Condensed consolidated statement of comprehensive income
for the quarter ended 30 September 2010 – pro forma

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

(Loss)/profit for the period	(1,116)	306	(1,508)	(941)	(1,450)

Other comprehensive income
Available-for-sale financial assets	272	117	2,861	770	1,228
Cash flow hedges	508	38	155	545	676
Currency translation	(661)	480	659	585	(1,788)
Tax on other comprehensive income	(252)	10	(846)	(402)	(438)

Other comprehensive (loss)/income for the period, net of tax	(133)	645	2,829	1,498	(322)

Total comprehensive (loss)/income for the period	(1,249)	951	1,321	557	(1,772)

Attributable to
Minority interests	(4)	44	78	129	131
Preference shareholders	-	-	242	105	752
Paid-in equity holders	-	19	3	19	39
Ordinary and B shareholders	(1,245)	888	998	304	(2,694)

	(1,249)	951	1,321	557	(1,772)

Summary consolidated balance sheet
at 30 September 2010 – pro forma

	30 September 2010	30 June 2010	31 December 2009
	£m	£m	£m

Loans and advances to banks (1)	60,330	54,471	48,777
Loans and advances to customers (1)	528,049	539,340	554,654
Reverse repurchase agreements and stock borrowing	92,910	87,059	76,137
Debt securities and equity shares	248,165	253,586	265,055
Other assets	150,404	123,526	139,659

Funded assets	1,079,858	1,057,982	1,084,282
Derivatives	548,805	522,871	438,199

Total assets	1,628,663	1,580,853	1,522,481

Owners’ equity	75,600	76,802	77,736
Minority interests	1,542	2,109	2,227
Subordinated liabilities	27,890	27,523	31,538
Bank deposits (2)	80,186	96,614	115,642
Customer deposits (2)	420,639	420,890	414,251
Repurchase agreements and stock lending	128,752	114,820	106,359
Derivatives, settlement balances and short positions	608,029	571,690	472,409
Other liabilities	286,025	270,405	302,319

Total liabilities and equity	1,628,663	1,580,853	1,522,481

Memo: Tangible equity (3)	56,487	57,576	55,104

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.
(3)	Tangible equity is Owners’ equity attributable to ordinary and B shareholders less intangible assets.

RBS Group – Q3 2010 Results

Results summary

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	3,459	3,567	3,197	10,473	9,943

Net interest margin
- Group	2.05%	2.03%	1.75%	2.00%	1.74%
- Core
- Retail & Commercial (2)	3.23%	3.11%	2.91%	3.10%	2.84%
- Global Banking & Markets	1.14%	1.01%	1.08%	1.08%	1.52%
- Non-Core	1.05%	1.22%	0.55%	1.18%	0.54%

Notes:
(1)	Refer to notes on page 13.
(2)	Retail & Commercial comprises the UK Retail, UK Corporate, Wealth, Global Transaction Services, Ulster Bank and US Retail & Commercial divisions.

Key points

Q3 2010 compared with Q2 2010
•	Group net interest margin (NIM) improved to 2.05%, up 2 basis points from the second quarter.

•
NIM in the Retail & Commercial businesses improved by 12 basis points, primarily due to recovering asset margins across a number of markets.  Wider asset margins primarily reflect the run-off of older business written at lower margins, with front book margins largely stable. Repricing of retail and corporate assets is well advanced, with retail re-pricing further along than corporate, given the shorter average asset maturity.

•	Net interest income of £3,459 million was £108 million lower than in Q2 2010 primarily due to adverse movements in IFRS volatility along with lower average interest earning assets, principally in GBM.

•
The Group NIM is affected by increased funding costs as a result of the expansion of its liquidity portfolio as well as the successful terming out of wholesale funding. These costs reduced the NIM by about 4 basis points in Q3 2010.

Q3 2010 compared with Q3 2009
•	Compared with the third quarter of 2009, Group NIM widened by 30 basis points.

•
In Retail & Commercial, NIM increased by 32 basis points to 3.23%, with progressive asset repricing more than offsetting liability margin pressure, as well as the costs of holding a higher liquidity portfolio and terming out wholesale funding.

RBS Group – Q3 2010 Results

Average balance sheet – pro forma

	Quarter ended
	30 September 2010	30 June 2010
	%	%

Average yields, spreads and margins of the banking business
Gross yield on interest-earning assets of banking business	3.32	3.34
Cost of interest-bearing liabilities of banking business	(1.45)	(1.50)

Interest spread of banking business	1.87	1.84
Benefit from interest-free funds	0.18	0.19

Net interest margin of banking business	2.05	2.03

Average interest rates
The Group's base rate	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.73	0.69
- Eurodollar	0.39	0.43
- Euro	0.81	0.62

	Quarter ended			Quarter ended
	30 September 2010			30 June 2010
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%
Assets
Loans and advances to banks	54,714	153	1.12	47,090	132	1.12
Loans and advances to customers	504,263	4,721	3.74	517,450	4,752	3.67
Debt securities	117,313	743	2.53	139,722	1,005	2.88

Interest-earning assets – banking business	676,290	5,617	3.32	704,262	5,889	3.34

Trading business	271,960			284,281
Non-interest earning assets	692,930			664,168

Total assets	1,641,180			1,652,711

Liabilities
Deposits by banks	74,487	328	1.76	94,330	418	1.77
Customer accounts	340,515	961	1.13	351,282	955	1.09
Debt securities in issue	188,807	736	1.56	193,213	836	1.73
Subordinated liabilities	27,312	159	2.33	29,639	169	2.28
Internal funding of trading business	(34,829)	(26)	0.30	(50,728)	(56)	0.44

Interest-bearing liabilities – banking business	596,292	2,158	1.45	617,736	2,322	1.50

Trading business	283,909			306,288
Non-interest-bearing liabilities
- demand deposits	50,483			49,928
- other liabilities	634,662			601,881
Shareholders’ equity	75,834			76,878

Total liabilities and shareholders' equity	1,641,180			1,652,711

Average balance sheet – pro forma (continued)

Notes:
(1)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(2)
Interest-earning assets and interest-bearing liabilities exclude the Retail bancassurance long-term assets and liabilities, attributable to policyholders, in view of their distinct nature.  As a result, net interest income has been increased by £1 million (June 2010 – £2 million).

(3)
Changes in the fair value of interest-bearing financial instruments designated as at fair value through profit or loss are recorded in other operating income in the consolidated income statement.  In the average balance sheet above, interest includes increased interest income and interest expense related to these instruments of £41 million (June 2010 – £3 million) and £3 million (June 2010 – £12 million) respectively and the average balances have been adjusted accordingly.

(4)	Interest payable has been decreased by £16 million in respect of non-recurring adjustments (June 2010 – increased by £110 million).

RBS Group – Q3 2010 Results

Results summary (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,433	1,467	1,374	4,379	4,489
Income from trading activities	1,432	1,502	1,297	5,159	3,209
Other operating income	359	232	344	1,187	520

Non-interest income (excluding insurance net premium income)*	3,224	3,201	3,015	10,725	8,218
Insurance net premium income	1,289	1,278	1,301	3,856	3,958

Total non-interest income	4,513	4,479	4,316	14,581	12,176

* Excludes fair value of own debt impact:
(Loss)/income from trading activities	(330)	104	(246)	(185)	(114)
Other operating income	(528)	515	(237)	(223)	(298)

Fair value of own debt	(858)	619	(483)	(408)	(412)

Key points

Q3 2010 compared with Q2 2010
•
Income from trading activities, excluding movements in the fair value of own debt, declined by £70 million, with economic uncertainty and the seasonally quieter summer period leading to weaker capital market conditions, reduced volatility and lower client activity. Non-Core income from trading activities was £219 million, compared with £33 million in the second quarter, reflecting credit market write-backs.

•
Other operating income, excluding movements in the fair value of own debt, improved to £359 million from £232 million in the second quarter which included a £105 million loss on disposal of sovereign debt securities, including Portugal and Greece.

•	The Group’s credit spreads narrowed during the quarter, resulting in a loss of £858 million on the fair value of own debt, compared with a gain of £619 million in the second quarter.

Q3 2010 compared with Q3 2009
•
Excluding fair value of own debt, GBM trading income was 38% lower than in the third quarter of 2009, which saw greater activity and volatility in capital markets. Non-Core trading income of £219 million compared with a loss of £579 million in the prior year period when losses were incurred on banking book hedges and CDPCs.

•	Other operating income, excluding movements in the fair value of own debt, totalled £359 million compared with £344 million in the third quarter of 2009.

•
The charge of £858 million on the fair value of own debt compares with a charge of £483 million in the third quarter of 2009, resulting from a sharp improvement in the Group’s credit spreads during the quarter.

RBS Group – Q3 2010 Results

Results summary (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Operating expenses	£m	£m	£m	£m	£m

Staff costs	2,166	2,178	2,175	6,897	6,835
Premises and equipment	596	516	619	1,640	1,850
Other	869	974	943	2,778	2,904

Administrative expenses	3,631	3,668	3,737	11,315	11,589
Depreciation and amortisation	465	435	458	1,314	1,339

Operating expenses	4,096	4,103	4,195	12,629	12,928

General insurance	1,092	1,348	1,054	3,547	2,919
Bancassurance	50	(25)	91	54	117

Insurance net claims	1,142	1,323	1,145	3,601	3,036

Staff costs as a % of total income	27%	27%	29%	27%	31%

Key points

Q3 2010 compared with Q2 2010
•
Total expenses were flat at £4,096 million. Excluding a £74 million credit in Q2 2010 relating to changes to the US defined benefit pension plan, expenses were down 2% due to good cost control and the benefits of the Group’s efficiency programmes. Staff costs were similarly well controlled.

•	Insurance claims fell by 14% to £1,142 million, with a reduction during the quarter in prior year-related bodily injury reserving.

Q3 2010 compared with Q3 2009
•	Total expenses were down 2% compared with a year ago due to the benefits of the Group’s efficiency programmes, particularly in relation to property and purchasing.

RBS Group – Q3 2010 Results

Results summary (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Impairment losses	£m	£m	£m	£m	£m

Division
UK Retail	251	300	404	938	1,228
UK Corporate	158	198	187	542	737
Wealth	1	7	1	12	23
Global Transaction Services	3	3	22	6	35
Ulster Bank	286	281	144	785	301
US Retail & Commercial	125	144	180	412	549

Retail & Commercial	824	933	938	2,695	2,873
Global Banking & Markets	(40)	164	272	156	510
RBS Insurance	-	-	2	-	8
Central items	(2)	-	1	(1)	(1)

Core	782	1,097	1,213	2,850	3,390
Non-Core	1,171	1,390	2,066	4,265	7,410

Group impairment losses	1,953	2,487	3,279	7,115	10,800

Asset category
Loan impairment losses	1,908	2,479	3,262	6,989	10,058
Securities impairment losses	45	8	17	126	742

Group impairment losses	1,953	2,487	3,279	7,115	10,800

Loan impairment charge as % of gross loans and advances (excluding reverse repurchase agreements)	1.4%	1.8%	2.2%	1.7%	2.2%

Key points

Q3 2010 compared with Q2 2010
•
Within Core, Retail & Commercial impairments were down 12%, £109 million, compared with the second quarter of 2010 with improvements in both personal and mortgage loans. The exception remains Ulster Bank where impairments remain elevated reflecting a very weak economy and property market. In GBM there was an absence of individual impairments and several minor recoveries.

•	Non-Core impairments of £1,171 million were down £219 million compared with the second quarter.

Q3 2010 compared with Q3 2009
•
Impairments were lower across most divisions compared with the elevated levels experienced in the prior year, reflecting our risk reduction actions and slightly better economic conditions. Impairment losses in Ulster Bank, however, worsened, reflecting the continuing deterioration in credit metrics across the Irish economy.

•	Impairments in the quarter versus a year ago were down 36% in Core and 43% in Non-Core.

RBS Group – Q3 2010 Results

Results summary (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Credit and other market (gains)/losses (1)	£m	£m	£m	£m	£m

Monoline exposures	(191)	139	106	(52)	1,653
CDPCs (2)	15	56	276	103	846
Asset backed products	(160)	(97)	(147)	(202)	390
Other credit exotics	2	(47)	46	(56)	588
Equities	15	6	12	28	34
Banking book hedges	123	(147)	426	12	1,465
Other	54	183	55	377	97

Net credit and other market (gains)/losses	(142)	93	774	210	5,073

Notes:
(1)	Included in ‘Income from trading activities’, all in Non-Core in Q3 2010.
(2)	Credit derivative product companies.

Key points

Q3 2010 compared with Q2 2010

●
Net gains of £142 million compared with losses of £93 million in Q2 2010, primarily reflect general tightening of credit spreads across a range of asset classes in Q3 2010, compared with widening of spreads in the second quarter, together with a rally in asset prices. These factors more than offset losses on banking book hedges.

●
Gains on monoline exposures reflect tightening credit spreads and net reductions in exposures, following restructuring; these were partially offset by foreign currency movements.  In Q2 2010, credit spread movements more than offset reductions in exposures from restructuring.

●	Gains on asset-backed products in both quarters resulted from disposals and asset price improvements.

●	The losses on the banking book hedges in Q3 2010 compared with gains in Q2 2010 reflect tightening credit spreads.

Q3 2010 compared with Q3 2009
●	Gains of £142 million compared with losses of £774 million in Q3 2009 when substantial losses on CDPCs and banking book hedges were incurred due to widening credit spreads.

●	Monoline-related gains in Q3 2010 reflect tighter credit spreads compared with widening credit spreads in Q3 2009.

●	In Q3 2009 widening credit spreads resulted in higher CDPC credit valuation adjustment, but it remained broadly flat in Q3 2010 primarily reflecting exchange movements and tighter credit spreads.

●	Asset-backed product gains in both quarters reflected disposals and price improvements.

●	Lower losses on banking book hedges in Q3 2010 compared with Q3 2009 reflect lower credit spread movement on a smaller book.

RBS Group – Q3 2010 Results

Results summary (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Non-operating items	£m	£m	£m	£m	£m

Amortisation of purchased intangible assets	(123)	(85)	(73)	(273)	(213)
Integration and restructuring costs	(311)	(254)	(324)	(733)	(1,058)
Gain on redemption of own debt	-	553	-	553	3,790
Strategic disposals	27	(411)	(155)	(331)	298
Bonus tax	(15)	(15)	-	(84)	-
Asset Protection Scheme credit default swap – fair value changes	(825)	500	-	(825)	-

	(1,247)	288	(552)	(1,693)	2,817

Key points
•
The Asset Protection Scheme (APS) is structured as a credit derivative, and movements in the fair value of the contract led to a charge of £825 million in the third quarter compared with a credit of £500 million in the second quarter. This largely reflected tightening credit spreads across the portfolio of covered assets, leading to a fall in the fair value of the protection provided by the contract. The minimum fee on the APS policy throughout its life remains £2.5 billion, with the cumulative fees paid for coverage through to the end of 2010 at £1.4 billion.

•	The second quarter saw £553 million of liability management gains, partially offset by losses on strategic disposals of £411 million.

RBS Group – Q3 2010 Results

Results summary (continued)

Capital resources and ratios	30 September 2010	30 June 2010	31 December 2009

Core Tier 1 capital	£48bn	£50bn	£48bn
Tier 1 capital	£59bn	£61bn	£63bn
Total capital	£64bn	£66bn	£71bn
Risk-weighted assets – gross	£592bn	£597bn	£566bn
Benefit of Asset Protection Scheme	(£117bn)	(£123bn)	(£128bn)
Risk-weighted assets	£475bn	£474bn	£438bn
Core Tier 1 ratio*	10.2%	10.5%	11.0%
Tier 1 ratio	12.5%	12.8%	14.4%
Total capital ratio	13.5%	13.9%	16.3%

* Benefit of APS in Core Tier 1 ratio is 1.2% at 30 September 2010, 1.3% at 30 June 2010 and 1.6% at 31 December 2009.

Key points
•
The attributable loss and reduced risk-weighted asset (RWA) relief on the Asset Protection Scheme led to a decline of 30 basis points to 10.2% in the Core Tier 1 ratio and to 12.5% in the Tier 1 ratio. The Total Capital ratio declined by 40 basis points to 13.5%.

•	Gross RWAs were broadly flat at £592 billion, reflecting successful Non-Core de-leveraging counterbalanced by the roll-off of capital relief trades within GBM.

•	RWAs eligible for the Asset Protection Scheme relief declined by £6 billion to £117 billion, reflecting disposals and repayments as well as changes in risk parameters.

RBS Group – Q3 2010 Results

Results summary (continued)

Balance sheet	30 September 2010	30 June 2010	31 December 2009

Total assets	£1,629bn	£1,581bn	£1,522bn
Funded balance sheet	£1,080bn	£1,058bn	£1,084bn
Loans and advances to customers (1)	£528bn	£539bn	£555bn
Customer deposits (2)	£421bn	£421bn	£414bn
Loan:deposit ratio (Core – net of provisions)	101%	102%	104%
Loan:deposit ratio (Group – net of provisions)	126%	128%	135%

Notes:
(1)	Excluding reverse repurchase agreements and stock borrowing.
(2)	Excluding repurchase agreements and stock lending.

Key points
•
The funded balance sheet increased by £22 billion during the third quarter. This reflects growth in the GBM balance sheet of £21 billion compared with the seasonally low position at the end of the second quarter and growth in our liquidity portfolio, partially offset by further deleveraging in Non-Core, which reduced its balance sheet by £20 billion to £154 billion.

•
Loans and advances in Retail & Commercial at constant currency were flat during the quarter at £336 billion, with growth in UK Retail balanced by small reductions elsewhere as loan demand remained subdued.

•
At constant exchange rates, Retail & Commercial deposits rose by 1% during the third quarter and by 6% year-on-year.  GBM deposits fell by £4.7 billion during the quarter, with excess short term balances continuing to decline.

Further discussion of the Group’s funding and liquidity position is included on pages 107 to 112.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary